SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2009
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Notice of Annual and Special Meeting of Shareholders, dated May 25, 2009.
2.	News Release, dated May 25, 2009.
3.	News Release, dated May 19, 2009.

DOCUMENT 1

Suite 310 – 606 4th Street SW Calgary, Alberta T2P 1T1 Phone 403 233-2801 Fax 403 233-2857

May 25, 2009

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs,

Re:	Canadian Superior Energy Inc.
CUSIP: 136644 10 1
	Annual & Special Meeting of Shareholders	REVISED

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Canadian Superior Energy Inc.

Issuer:	Canadian Superior Energy Inc.
Meeting Type:	Annual & Special
CUSIP / ISIN:	136644101 / CA 1366441014
Meeting Date:	September 1, 2009
Record Date of Notice:	July 31, 2009
Record Date of Voting:	July 31, 2009
Beneficial Ownership Determination Date:	July 31, 2009
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Canadian Superior Energy Inc.

Yours truly,

“Kirsten Dillon”
Kirsten Dillon
Account Manager

DOCUMENT 2

For Immediate Release	May 25, 2009

CANADIAN SUPERIOR ENERGY INC. POSTPONES MEETING

CALGARY, ALBERTA--(Marketwire – May 25, 2009) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Amex LLC:SNG) announced today that at a meeting held on May 22, 2009, its board of directors postponed the date of the annual and special meeting of the shareholders from June 26, 2009 to September 1, 2009 to accommodate its restructuring pursuant to the Companies’ Creditors Arrangement  Act.

The record date for determining those shareholders entitled to receive notice of the meeting is July 31, 2009.  Formal notice of the meeting and a management proxy circular will be sent to Canadian Superior shareholders in due course.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas ("LNG") projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, Offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release. The Company assumes no obligation to update and/or revise this forward-looking information except as required by law. Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward- looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource

2

potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, Please Contact:

Canadian Superior Energy Inc. Suite 3200, 500 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6 Investor Relations Phone: (403) 294-1411 Fax: (403) 216-2374 www.cansup.com

DOCUMENT 3

For Immediate Release	May 19, 2009

NYSE Amex LLC Lifts Trading Halt in Canadian Superior Energy Inc. Shares Pursuant to an Extension

CALGARY, ALBERTA--(Marketwire - May 19, 2009) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Amex LLC:SNG) confirms it has been advised by NYSE Amex LLC (the "Exchange" or "NYSE Amex LLC") that it remains below certain of the Exchange’s continued listing standards as set forth in section 1003(a)(iv) of the NYSE Amex LLC Company Guide.  Canadian Superior has previously announced the Exchange’s decision to resume trading in the Company’s common shares.

On March 6, 2009, the Company received notice from the NYSE Amex LLC Staff indicating that the Company was not in compliance with the Exchange’s continued listing requirements under section 1009 of the Company Guide.  The Company was afforded the opportunity to submit a plan of compliance to the Exchange and on April 22, 2009, presented its plan to the Exchange.  On May 11, 2009, the Exchange notified the Company by letter that it accepted the Company’s plan of compliance and granted an extension until July 31, 2009 to regain compliance with the Exchange’s continued listing standards. The Company will be subject to periodic review by the Exchange Staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the NYSE Amex LLC.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas, and liquefied natural gas ("LNG") projects, with operations offshore Trinidad and Tobago, offshore Nova Scotia, Canada, in Western Canada, in the United States and in North Africa. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, offshore Trinidad and Tobago, Offshore Nova Scotia interests, in the USA and its North Africa interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including the potential sale of assets, the implementation of a plan of arrangement, and further Court review of CCAA proceedings. Forward-looking information contained in this news release is as of the date of this news release. The Company assumes no obligation to update and/or revise this forward-looking information "except as required by law". Actual results could differ materially due to the results of commercial negotiations with relevant parties.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 26, 2009	By:	/s/ Robb Thompson
Name: Robb Thompson Title: Chief Financial Officer